Exhibit 99.3

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020

AND For the nine months ended September 30, 2021

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Tianjin Yieryi Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tianjin Yieryi Technology Co., Ltd. and its subsidiaries (collectively the “Company”) as of September 30, 2021 and December 31, 2020, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and December 31, 2020, and the results of its operations and its cash flows for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2021.

Denver, Colorado

December 29, 2021

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

CONSOLIDATED Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31，			As of September 30，
	2020		2020	2021		2021
	RMB		US$	RMB		US$

ASSETS
Current assets:
Cash and cash equivalents	￥	6,090	$933	￥	3,208	$498
Accounts receivable, net		2,475	379		1,602	249
Prepaid expenses and other current assets, net		546	84		1,236	192
VAT recoverable		8,013	1,228		7,210	1,119
Loan receivables-third parties		3,590	550		-	-

Total current assets		20,714	3,174		13,256	2,058

Non-current assets:
Property and equipment, net		329	50		234	36
Intangible assets, net		49	8		43	7
Long term deposits and other assets		133	20		136	21

Total non-current assets		511	78		413	64

TOTAL ASSETS	￥	21,225	$3,252	￥	13,669	$2,122

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

CONSOLIDATED Balance Sheets (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31，			As of September 30，
	2020		2020	2021		2021
	RMB		US$	RMB		US$

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	￥	1,938	$298	￥	1,950	$304
Deferred revenue		5,571	854		5,583	866
Accrued salary and employee benefits		1,118	171		1,810	281
Accrued expenses and other current liabilities		-	-		58	9
Loan payables - third parties		89,544	13,723		11,400	1,769

Total current liabilities		98,171	15,046		20,801	3,229

Total liabilities		98,171	15,046		20,801	3,229

Commitments and contingencies

DEFICIT:
Capital contribution		40,200	6,161		90,200	13,999
Accumulated deficit		(117,146)	(17,955)		(97,332)	(15,106)

Total deficit		(76,946)	(11,794)		(7,132)	(1,107)

TOTAL LIABILITIES AND DEFICIT	￥	21,225	$3,252	￥	13,669	$2,122

The accompanying notes are an integral part of these consolidated financial statements.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

Consolidated statements of operations and comprehensive income

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31，			For the nine months ended September 30,
	2020		2020	2021		2021
	RMB		US$	RMB		US$

Revenues	￥	183,174	$28,073	￥	158,012	$24,523

Cost of revenues		(157,083)	(24,074)		(128,418)	(19,930)

Gross profit		26,091	3,999		29,594	4,593

Sales and marketing expenses		(5,586)	(856)		(1,907)	(296)
General and administrative expenses		(2,785)	(427)		(1,988)	(309)
Research and development expenses		(6,083)	(932)		(6,512)	(1,011)
Provision for doubtful accounts		-	-		(165)	(26)

Income from operations		11,637	1,784		19,022	2,951

Other Operating income		1,214	186		780	121
Interest income		20	3		14	2
Other loss, net		(7)	(1)		-	-
Foreign exchange gain (loss), net		2	-		(2)	-

Income before income taxes		12,866	1,972		19,814	3,074

Income tax expenses		-	-		-	-

Net income	￥	12,866	$1,972	￥	19,814	$3,074

The accompanying notes are an integral part of these consolidated financial statements.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

CONSOLIDATED statements of CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Capital contribution		Accumulated deficit		Total deficit
	RMB		RMB		RMB

Balance as of January 1, 2020	￥	40,200	￥	(130,012)	￥	(89,812)

Net income		-		12,866		12,866

Balance as of December 31, 2020	￥	40,200	￥	(117,146)	￥	(76,946)

Net income		-		19,814		19,814
Capital contribution		50,000		-		50,000
Balance as of September 30, 2021	￥	90,200	￥	(97,332)	￥	(7,132)
Balance as of September 30, 2021 (US$)		$13,999		$(15,106)		$(1,107)

The accompanying notes are an integral part of these consolidated financial statements.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

CONSOLIDATED statements of cash flows

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31，			For the nine months ended September 30,
	2020		2020	2021		2021
	RMB		US$	RMB		US$

Cash flows from operating activities
Net income	￥	12,866	$1,972	￥	19,814	$3,074
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment		157	24		113	18
Amortization of intangible assets		8	1		6	1
Provision for doubtful accounts		-	-		165	26
Foreign exchange gain (loss)		-2	-		2	-
Changes in operating assets and liabilities:
Accounts receivable		8,407	1,288		708	110
Prepaid expense and other current assets		(383)	(59)		(691)	(107)
VAT recoverable		426	65		843	131
Accounts payable		(25,844)	(3,961)		12	2
Deferred revenue		1,457	223		12	2
Accrued salary and employee benefits		832	129		692	107
Accrued expenses and other current liabilities		-	-		58	9
Net cash provided by (used in) operating activities	￥	(2,076)	$(318)	￥	21,734	$3,373

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

CONSOLIDATED statements of cash flows (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31，			For the nine months ended September 30,
	2020		2020	2021		2021
	RMB		US$	RMB		US$

Cash flows from investing activities

Purchases of property and equipment and intangible assets	￥	(86)	$(13)	￥	(59)	$(9)
loan receivable		3,510	538		3,590	557
Long term deposits and other assets		123	19		(3)	-

Net cash provided by investing activities		3,547	544		3,528	548

Cash flows from financing activities
Capital contribution		-	-		50,000	7,760
Repayment of loan payables - third parties		(111)	(18)		(78,144)	(12,128)

Net cash used in financing activities		(111)	(18)		(28,144)	(4,368)

Net increase (decrease) in cash and cash equivalents		1,360	208		(2,882)	(447)
Cash and cash equivalents at beginning of the year		4,730	725		6,090	945
Cash and cash equivalents at end of the year	￥	6,090	$933	￥	3,208	$498

Supplemental disclosures of cash flow information
Income taxes paid		-	-	￥	221	$34

The accompanying notes are an integral part of these consolidated financial statements.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

Tianjin Yieryi Technology Co., Ltd. (“YEY” or the “Company") was incorporated on July 14, 2016 by Junpeng Guo and Ting Zhao. The Company, through its consolidated subsidiary (collectively, the “Group”), operates live streaming platform called Hongle Live in the People's Republic of China (the “PRC”) which enable users to view and interact with broadcasters through online chat, virtual items and playing games.

Beijing Weiliantong Technology Co., Ltd. (“WLT”) was incorporated on July 28, 2015 and became 100% subsidiary of “YEY” on July 14, 2016.

As of December 31, 2020 and September 30, 2021, the Group’s major subsidiaries are as follows:

	Percentage of Ownership	Date of incorporation	Place of Incorporation	Principal activities

Beijing Weiliantong Technology Co., Ltd. (“WLT”)	100%	July 28, 2015	The PRC	Live streaming platform

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for doubtful accounts. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Foreign currency

The functional currency of the Group is in Renminbi (“RMB”), as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Group is also the RMB. Transactions denominated in foreign currencies are re-measured into RMB at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations and comprehensive income.

(d)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the period ended September 30, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4434, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of September 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

The Group maintains all of its bank accounts in the PRC.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

(f)	Accounts receivable and allowance for doubtful accounts

Accounts receivables are stated at the historical carrying amount net of allowance for doubtful accounts.

The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Group determines the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances for each account may require the Group to use substantial judgment in assessing its collectability.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

No allowance for doubtful accounts was recognized for the year ended December 31, 2020 and the nine months ended September 30, 2021.

(g)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over their estimated useful lives, once the asset is placed in service.

The estimated useful lives are as follows:

Computer and transmission equipment	3-5 years
Furniture, fixtures and office equipment	3-5 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations and comprehensive income. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

(h)	Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Trademark	10 years
Software	10 years

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

No impairment of long-lived assets was recognized for the year ended December 31, 2020 and the nine months ended September 30, 2021.

(j)	Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, loan receivable – third party, other receivables, included in prepaid expenses and other current assets, loan payable – third party, accounts payables, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Revenue recognition

On January 1, 2019, the Group adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. Based on the Group’s assessment, the adoption of ASC 606 did not result in any adjustment on the Group’s consolidated financial statements, and there were no material differences between the Group’s adoption of ASC 606 and its historic accounting under ASC 605.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The Group identify the contracts with customers and all performance obligations within those contracts. The Group then determine the transaction price and allocate the transaction price to the performance obligation within the contracts with customers, recognizing revenue when, or as, the Group satisfy the performance obligations.

Live streaming

The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Group is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free.

The Group designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time, such as privilege titles.

The Group mainly derives the revenue from sales of virtual items in the platforms. The Group has a recharge system for users to purchase the Group’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, Ali Pay and other payment platforms. The Group’s live streaming virtual items are generally sold without right of return and the Group does not provide any other credit and incentive to its users

The Group cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Group according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. The Group’s virtual currency is non-refundable and often consumed soon after it is purchased.

In accordance with ASC 606, the Group evaluate the contracts with the customers and determine that the Group have a single combined performance obligation which is to make the virtual items and the ongoing related services available to the paying users. The transaction price, which is the amount paid for virtual items by the paying users, is allocated entirely to this single combined performance obligation.

Revenues derived from the sale of virtual items are recognized at point-in-time when the virtual item is delivered and consumed if the virtual item is a consumable item, or, in the case of time-based virtual item, recognized ratably over the period, which generally does not exceed 30 days. Proceeds received from the sales of virtual items before these virtual items are consumed are recorded as “deferred revenue.”

The Group paid commissions to broadcasters and talent agencies in accordance with their revenue sharing arrangements. For those broadcasters, who do not have revenue sharing arrangements with the Group, they are not entitled to any commissions.

The Group also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it.

The Group reports live streaming revenues on a gross basis in accordance to ASC 606 as the Group act as the principal to fulfill all obligations related to the sales of virtual items, take overall responsibility of the content or performance provided by broadcasters in the platforms and maintain the hosting servers for running the live streaming platforms. The revenue commissions paid to broadcasters and talent agencies and payment handling costs are recorded as costs of revenues. The Group has discretion to determine the price of the virtual currency sold to its end users.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Deferred revenue

Deferred revenue primarily consists of unconsumed virtual currency and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

(m)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees, including payments to various broadcasters providers, (ii) user acquisition costs, (iii) payment handling costs, (iv) bandwidth costs, and (v) salaries and bonus.

(n)	Research and development expenses

Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2020 and September 30, 2021.

(o)	Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB 5,586（US$856）and RMB1,907 (US$296) for the year ended December 31, 2020 and the nine months ended September 30, 2021 respectively.

(p)	General and administrative expenses

General and administrative expenses consist primarily of consulting fee, and salaries and welfare for general and administrative personnel which are expensed as incurred.

(q)	Employee benefits

The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were RMB 647 (US$99) and RMB 1,440 (US$223) for the year ended December 31, 2020 and the nine months ended September 30,2021 respectively.

(r)	Leases

All leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group lease office space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The excess of rent expense and rent paid, as the case may be for respective leases, is recorded as deferred rental included in the prepaid expenses and other current assets in the consolidated balance sheets.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of deferred tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of operations and comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the year ended December 31, 2020 and the nine months ended September 30,2021. As of December 31, 2020 and September 30,2021, the Group did not have any significant unrecognized uncertain tax positions.

(t)	Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued and other liabilities. All of the VAT returns filed by the entities within the Group in China, have been and remain subject to examination by the tax authorities for five years from the date of filing. As of December 31, 2020 and September 30, 2021, the Group has VAT recovery of RMB 8,013 ($1,228) and RMB 7,210 ($1,119) which management expect to be able to offset future VAT liabilities.

(u)	Statutory reserves

The Group is required to make appropriations to certain non-distributable reserve funds. In accordance with the Company Laws of the PRC, the Group’s registered as PRC domestic companies must take appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of after tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the Group. Appropriation to the discretionary surplus fund is made at the discretion of the Group. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund is liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Group in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation. As of December 31, 2020 and September 30, 2021, no statutory reserves was made due to the Group has not generated any surplus.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

The Company did not have other commitments except lease commitment as of December 31, 2020 and September30,2021.

(y)	Going Concern Assumption

For the nine months ended September 30, 2021 and for the year ended December 31, 2020, the Group reported a net income of RMB 19,814 ($3,074) and RMB 12,866 ($1,972) respectively, and operating cash inflows of RMB 21,734 ($3,373) and operating cash outflows of RMB 2,076 ($318). The group has an accumulated deficit of RMB97,332 ($15,106) as of Sep 30, 2021.

In assessing the Group’s ability to continue as a going concern, the Group monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. Historically, the Group has relied principally on both operational sources of cash and debt financing from third parties to fund its operations and business development.

The Group’s ability to continue as a going concern is dependent upon the Company generating profits in the future and/or to obtain necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months primarily through financings from the Company’s major shareholder.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Group will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

(w)	Recent accounting pronouncements

In October 2021, the Financial Accounting Standards Board issued Accounting Standards Update 2021-08, Business Combinations-Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). The new guidance requires contract assets and contract liabilities acquired in a business combination to be recognized in accordance with Accounting Standards Codification (“ASC”) Topic 606 as if the acquirer had originated the contracts. The standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect adoption of this standard to have a material effect on the Company’s consolidated financial statements.

In August 2020, the FASB issued a new standard (ASU 2020-06) to reduce the complexity of accounting for convertible debt and other equity-linked instruments. For certain convertible debt instruments with a cash conversion feature, the changes are a trade-off between simplifications in the accounting model (no separation of an “equity” component to impute a market interest rate, and simpler analysis of embedded equity features) and a potentially adverse impact to diluted EPS by requiring the use of the if-converted method. The new standard will also impact other financial instruments commonly issued by both public and private companies. For example, the separation model for beneficial conversion features is eliminated simplifying the analysis for issuers of convertible debt and convertible preferred shares. Also, certain specific requirements to achieve equity classification and/or qualify for the derivative scope exception for contracts indexed to an entity’s own equity

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Recent accounting pronouncements

are removed, enabling more freestanding instruments and embedded features to avoid mark-to-market accounting. The new standard is effective for companies that are SEC filers (except for Smaller Reporting Companies) for fiscal years beginning after December 15, 2021 and interim periods within that year, and two years later for other companies. Companies can early adopt the standard at the start of a fiscal year beginning after December 15, 2020. The standard can either be adopted on a modified retrospective or a full retrospective basis. The Company is currently reviewing the newly issued standard and does not believe it will materially impact the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted.

In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements and related disclosures. As of September 30 2021, the Company has RMB 507 (US$79) of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets. Therefore, the Company would expect changes to its consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments -Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new leases standard. This ASU is effective upon issuance. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

3.	Concentration of risk

(a)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2020 and September 30, 2021, RMB 6,090 (US$ 933) and RMB 3,208 (US$ 498), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

(b)	Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(c)	Significant customers

For the year ended December 31, 2020, no customer individually represents greater than 10% of the total revenue. Three third-party distributors accounted for 48%, 16% and 10% of total accounts receivable, respectively.

For the nine months ended September 30,2021, no customer individually represents greater than 10% of the total revenue. Two third-party distributors accounted for 62% and 27% of total accounts receivable, respectively.

(d)	Significant suppliers

For the year ended December 31, 2020, two vendors accounted for 26% and 14% of the Group’s total purchases and two vendors accounted for 26%, and 13% of the Group’s accounts payable as of December 31, 2020.

For the nine months ended September 30, 2021, two vendors accounted for 20.1% and 19.8% of the Group’s total purchases and two vendors accounted for 25% and 15% of the Group’s accounts payable as of September 30, 2021.

(e)	COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. During the year ended December 31,2020 and nine months ended September 30,2021, the COVID-19 pandemic did not have a material net impact on our financial positions and operating results. The extent of the impact on our future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues, and therefore we cannot guarantee that COVID-19 will not adversely impact our future results of operations and financial condition.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,			As of September 30,
	2020		2020	2021		2021
	RMB		US$	RMB		US$

Accounts receivable	￥	2,475	$379	￥	1,602	$249

Accounts receivable, net	￥	2,475	$379	￥	1,602	$249

Accounts receivable has been substantially collected subsequently, therefore, no allowance for doubtful accounts were recorded during nine months period ended September 30, 2021 and year ended December 31, 2020.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

5.	Loan receivable

Loan receivables consist of the following:

	As of December 31,		As of September 30,
	2020	2020	2021	2021
	RMB	US$	RMB	US$

Loan receivables- third parties	￥ 3,590	$550	-	-

Loan receivable from arm-length parties were non-interest bearing and mature within one year. The amount has been fully collected as at September 30, 2021.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consists of the following:

	As of December 31，			As of September 30，
	2020		2020	2021		2021
	RMB		US$	RMB		US$

At cost:
Computer and transmission equipment	￥	766	$117	￥	758	$118
Furniture, fixtures and office equipment		122	19		137	21

Total		888	136		895	139

Less: accumulated depreciation		(559)	(86)		(661)	(103)

Property and equipment, net	￥	329	$50	￥	234	$36

For the year ended December 31, 2020 and the nine months ended September 30, 2021, depreciation expense in R&D was RMB134 (US$21) and RMB96(US$15), respectively; depreciation expense in G&A was RMB22(US$3) and RMB17(US$3), respectively.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

7.	INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	As of December 31，			As of September 30，
	2020		2020	2021		2021
	RMB		US$	RMB		US$

At cost:
Trademark	￥	55	$9	￥	55	$8
Software		30	5		30	5

Total		85	14		85	13

Less: accumulated amortization		(36)	(6)		(42)	(6)

Intangible assets, net	￥	49	$8	￥	43	$7

For the year ended December 31, 2020 and the nine months ended September 30, 2021, amortization expense was RMB8(US$1) and RMB 6(US$1), respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

	Amortization		Amortization
Twelve months ending September 30,	RMB		US$
2022	￥	9	$1
2023		9	1
2024		9	1
2025		9	1
2026		5	1
Thereafter		2	0
Total	￥	43	$7

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

8.	Loan payables

Loan payables consist of the following:

	As of December 31，		As of September 30，
	2020	2020	2021	2021
	RMB	US$	RMB	US$

Loan payables- third parties	￥ 89,544	$13,723	￥ 11,400	$1,769

Loan payables due to third parties were non-interest bearing. The loan balance as of September 30, 2021 represent loan due to Qingdao Weilan Zhiyuan Cultural Media Co.,Ltd., which will be due on June 30, 2022.

9.	INCOME TAXES

Enterprise income tax

The PRC

The Group that is each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Group is subject to a CIT statutory rate of 25%.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. WLT qualifies as an HNTE and the status is expiring in 2023 and there exists uncertainties with the reapplication outcome.

Super deduction on research and development (“R&D”) expenses

Under the EIT law of the PRC, qualified enterprises can enjoy a 175% super deduction for eligible R&D expenses in 2020 and 2021. For the year ended December 31, 2020 and the nine months ended September 30, 2021, RMB6,083 ($932) and RMB6,365 ($988) of R&D expense was eligible for the super deduction, which accounts for an RMB1,596 ($245) and RMB1,671 ($259) decrease in tax expense, respectively.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and September 30, 2021, the Group did not have any significant unrecognized uncertain tax positions. The entities within the Group did not incur any interest and penalty related to potential underpaid income tax expenses for the year ended December 31, 2020 and the nine months ended September 30, 2021, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2021.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

10.	INCOME TAXES (CONTINUED)

The income tax expenses/(benefits) comprises:

	For the year ended December 31，		For the nine months ended September 30,
	2020	2020	2021	2021
	RMB	US$	RMB	US$

Current income tax expenses	-	-	-	-
Deferred income tax	-	-	-	-
Income tax expenses for the year	￥ -	$-	￥ -	$-

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the year ended December 31, 2020 and September 30, 2021is as follows:

	For the years ended December 31，	For the nine months ended September 30,
	2020	2021

Income tax computed at PRC statutory tax rate	25%	25%
Effect of tax-preferential entities	(14)%	(5)%
Additional tax deduction for qualified research and development expenses	(5)%	(4)%
Unrecognized deductible loss	(6)%	(16)%
Income tax expenses	-	-

The components of deferred taxes are as follows:

	For the year ended December 31，		For the nine months ended September 30,
	2020	2020	2021	2021
	RMB	US$	RMB	US$

Deferred tax assets:
Accumulated loss carry forward	17,790	2,726	14,538	2,256

Less: valuation allowance	(17,790)	(2,726)	(14,538)	(2,256)
Total deferred tax assets	￥ -	$-	￥ -	$-

Based on the tax income from the previous year and the prediction of the amount of tax income during the future, the management believes that it is unlikely that the operating results of the future year will accrue enough taxable income to compensate for the losses during the previous year, so it is difficult to carry forward in the future period if deferred tax assets are recognized, Therefore no deferred tax arising from tax loss carryforwards were recognized on the consolidated balance sheet as of December 31, 2020 and September 30, 2021.

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

10.	INCOME TAXES (CONTINUED)

	As of December 31，		As of September 30，
	2020	2020	2021	2021
	RMB	US$	RMB	US$

2020			5,304	823
2019	21,148	3,241	21,148	3,282
2018	39,155	6,001	39,155	6,077
2017	39,084	5,990	39,084	6,066
2016	17,833	2,733	4,170	647
2015	50	8
Tax loss carry over	￥ 117,270	$17,972	￥ 108,861	$16,895

According to relevant tax regulation in the PRC, tax losses can be carried forward for 5 years (10 years for high-tech companies)

11.	COMMITMENTS AND CONTINGENCIES

(a)	Operating Leases Commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Total rental expense under all operating leases was RMB677(US$104) and RMB283 (US$44) for the year ended December 31, 2020 and the nine months ended September 30, 2021, respectively.

As of December 31, 2020 and September 30, 2021, the Group had future minimum lease payments under non-cancelable operating leases with initial terms of one-year or more in relation to office premises consist of the following:

	Payments due by period
	Total		Less than 1year		1-3 years		Over 3years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
2020.12.31	¥157	$24	¥157	$24	-	-	-	-
2021.09.30	¥223	$35	¥223	$35	-	-	-	-

(b)	Capital and Other Commitments

The Group did not have significant capital and other commitments as of December 31, 2020 and September 30,2021.

12.	Equity

Capital contribution

The company is a limited company, so it is a paid-in capital concept, there is no ordinary share issued under this concept. For the nine months ended September 30, 2021, there are two new capital investments in YEY, the capital contribution of shareholders is shown in the table below:

	As of 31-Dec-20		As of 30-Sept-21
	RMB	US$	RMB	US$
Junpeng Guo	¥40,200	$6,161	¥40,200	$6,239
Zhihui Qiyuan (Hainan) Investment Co., Ltd	-	-	30,000	4,656
Qingdao Future Gold Industry Investment Fund Partnership (Limited Partnership)	-	-	20,000	3,104
Total	¥40,200	$6,161	¥90,200	$13,999

TIANJIN YIERYI TECHNOLOGY CO., LTD.,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2020 AND SEPTEMBER 30, 2021

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

13.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Group has one reporting segment. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group considers itself to be operating within one reportable segment. The Group’s revenue and net income are substantially derived from live streaming and other income. All revenues of the Group come from PRC, the assets are all in PRC.

Disaggregated information of revenues by business lines are as follows:

	For the year ended December 31，			For the nine months ended September 30,
	2020		2020	2021		2021
	RMB		US$	RMB		US$

Live streaming	￥	179,567	$27,520	￥	155,146	$24,078
Time based revenue		3,607	553		2,866	445

Total revenue	￥	183,174	$28,073	￥	158,012	$24,523

FINANCIAL INFORMATION OF THE SUBSIDIARY (“WLT”)

BEIJING WEILIANTONG TECHNOLOGY CO., LTD.,

Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31，		As of September 30，
	2020	2020	2021	2021
	RMB	US$	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	¥5,629	$863	¥1,605	$249
Accounts receivable, net	875	134	1,602	249
Prepaid expenses and other current assets, net	2,359	361	3,074	477
VAT recoverable	7,096	1,088	6,783	1,053
Loan receivable-third parties	3,590	550	-	-

Total current assets	19,549	2,996	13,064	2,028

Non-current assets
Property and equipment, net	262	40	184	29
Intangible assets, net	49	8	43	7
Long term deposits and other assets	132	20	136	20

Total non-current assets	443	68	363	56

TOTAL ASSETS	¥19,992	$3,064	¥13,427	$2,084

FINANCIAL INFORMATION OF THE SUBSIDIARY (“WLT”)

BEIJING WEILIANTONG TECHNOLOGY CO., LTD.,

Balance Sheets (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31，		As of September 30，
	2020	2020	2021	2021
	RMB	US$	RMB	US$

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	¥1,435	$220	¥1,598	$248
Deferred revenue	5,571	854	5,583	866
Accrued salary and employee benefits	1,100	169	1,808	281
Accrued expenses and other current liabilities	-	-	58	9
Loan payable-third parties	56,044	8,589	11,400	1,769
Amount due to related parties	50,250	7,701	77,400	12,013

Total current liabilities	114,400	17,533	97,847	15,186

Commitments and contingencies

DEFICIT:
Capital contribution	10,150	1,556	10,150	1,575
Accumulated deficit	(104,558)	(16,025)	(94,570)	(14,677)

Total deficit	(94,408)	(14,469)	(84,420)	(13,102)

TOTAL LIABILITIES AND DEFICIT	¥19,992	$3,064	¥13,427	$2,084

FINANCIAL INFORMATION OF THE SUBSIDIARY (“WLT”)

BEIJING WEILIANTONG TECHNOLOGY CO., LTD.,

statements of INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,		As of September 30，
	2020	2020	2021	2021
	RMB	US$	RMB	US$

Revenues	¥169,280	$25,943	¥126,511	$19,634
		-
Cost of revenues	(138,768)	(21,267)	(107,285)	(16,650)

Gross profit	30,512	4,676	19,226	2,984

Sales and marketing expenses	(5,586)	(856)	(1,906)	(296)
General and administrative expenses	(1,756)	(269)	(1,314)	(203)
Research and development expenses	(6,084)	(933)	(6,512)	(1,011)
Provision for doubtful accounts	-	-	(165)	(26)

Income from operations	17,086	2,618	9,329	1,448

Other Operating loss (income)	1,088	167	652	101
Interest income	17	3	9	1
Other income (loss), net	(7)	(1)	-	-
Foreign exchange gain (loss), net	2	-	-2	-

Income before income taxes	¥18,186	$2,787	¥9,988	$1,550

Income tax expenses	-	-		-

Net income	¥18,186	$2,787	¥9,988	$1,550